Exhibit 99.4

Important Notice Regarding the Availability of Informational Materials

You are receiving this communication because you hold American Depositary Shares (“ADSs”) in Wipro Limited (“Wipro”) (NYSE:WIT). Wipro has released informational materials regarding a proposed buyback of its equity shares (the “Buyback”), which was announced via a public announcement (“Public Announcement”) published in India on April 22, 2016. Holders of ADSs will be eligible to participate in the Buyback by submitting their ADSs to JP Morgan Chase Bank NA., as ADS Depositary (the “Depositary”) for cancellation and withdrawing the underlying equity shares no later than 12:00 p.m New York City time on May 4, 2016 so that they are holders of equity shares as of May 6, 2016 (the “Record Date”).

PLEASE REVIEW THE WIPRO BUYBACK MATERIALS FOR INFORMATION ABOUT PARTICIPATING IN THE BUYBACK AND CERTAIN RISKS ASSOCIATED WITH PARTICIPATING IN THE BUYBACK.

This notice provides instructions on how to access the Wipro Buyback materials for informational purposes only. It is not a complete summary and presents only an overview of the Wipro Buyback materials, which contain important information and are available, free of charge, on the Internet or by electronic mail. We encourage you to access and review closely the Wipro Buyback materials.

The Wipro Buyback materials consist of the Public Announcement and certain supplemental disclosures to ADS holders that Wipro has prepared in connection with the Buyback. Wipro may also post press releases or other announcements on the website as they become available.

You may view the Wipro materials online at http://www.wipro.com/investors/news-events/news/ or request an e-mail copy by calling Wipro at +91-80-2844 0011/+91-80-4672 6000.

Special Notice to Securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Wipro’s equity shares and ADSs. The Buyback is being conducted in the U.S. in accordance with the “Tier I” exemption set forth in Rule 13(e)-4(h)(8) under the U.S. Securities Exchange Act of 1934, as amended.